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July 30, 2007

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Mr John Zitko, Esq

Re:       Xfone, Inc.

File #333-143618

Dear Mr Zitko:

On behalf of Xfone, Inc.., please find Amendment No 2 to the above-referenced Registration Statement We have numbered our responses to coincide with those in your comment letter of July 27, 2007.

1,	On July 30, 2007, the Company filed Amendment No. 1 to its Form 10-KSB for the fiscal year ended December 31, 2006 containing the amended executive compensation disclosure.

2.	This will confirm that the Company is electing to include a price range of $3.00 to $4.00 per share in the Registration Statement solely for purposes of Rule 430A under the Securities Act of 1933, as amended, and that the Company will choose one fixed price at which it will sell its shares for the duration of the offering, and will disclose that price in a prospectus supplement after effectiveness In addition, we have revised the disclosure throughout the Registration Statement to remove any inference that the offering by the Company is a minimum/maximum offering or an at-the-market offering. Please see pages 1,9,13 and 16.

3.	We have expanded the risk factor to disclose that selling shareholders may sell their shares below the fixed price at which the Company will sell its shares during the duration of its offering, Please see page 16.

If you have any questions or comments please feel free to call me. The Company believes that it has responded to all of your comments and hopes to request effectiveness as soon as possible. Your cooperation is greatly appreciated.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus

AFFILIATED WITH WHITEMAN OSTERMAN & HANNA LLP, ONE COMMERCE PLAZA, ALBANY NY 12260, T: 518-487-7600  F: 518-487-7777 , WWW.WOH.COM